“Advancing Uranium”

NEWS RELEASE

Crosshair Intersects 0.10% U3O8 over 36.7 metres at the C Zone

Dated: September 13, 2007

  (AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to report drill results for the first six holes from the ongoing program at the C Zone located on its Central Mineral Belt (CMB) Uranium Project in Labrador. Significant uranium mineralization has been intersected in all drill holes, highlighted by:

•

hole ML-90, which intersected 0.10% U3O8 over 36.7 metres as part of a wider interval grading 0.06% U3O8 over 67.5 metres and,

•

hole ML-87*, which intersected 0.10% U3O8 over 45.7 metres as part of a wider interval grading 0.07% U3O8 over 71.3 metres.

“The large widths of uranium mineralization intersected by several of the drill holes continue to add pounds to the existing resource,” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair.  “These results add further confirmation of impressive high grade material at shallow depths on the C Zone.”

Three of the holes fall outside of the current resource and extend the C Zone to the northeast.  The other three holes are infill holes, which will aid in upgrading the resource.  The C Zone remains completely open along strike and to depth.  Crosshair is currently awaiting assay results for an additional 26 holes drilled to date at the C Zone and drilling is ongoing. Detailed results for the first six holes of the current program are as follows:

Hole #	From (m)	To (m)	Length (m)	U3O8 Grade (%)
ML-85	114.0	117.0	3.0	0.06
including	115.5	116.0	0.5	0.31
ML-86	148.2	149.7	1.5	0.03
ML-87*	79.7	151.0	71.3	0.07
including	82.4	128.1	45.7	0.10
including	122.3	127.6	5.3	0.78
including	122.3	124.6	2.3	1.54
and	135.6	138.6	3.0	0.10
and	143.6	145.7	2.1	0.12
ML-88	94.5	118.6	24.1	0.05
including	96.0	102.3	6.3	0.10
	125.0	126.5	1.5	0.03
ML-89	83.9	95.8	11.9	0.06
including	88.5	94.3	5.8	0.10
ML-90	39.0	106.5	67.5	0.06
including	39.0	75.7	36.7	0.10
including	50.8	59.1	8.3	0.44
and	94.4	96.7	2.3	0.05

* Previously released

Crosshair currently has three drill rigs operating on the CMB Uranium Project, two of which are focused on expanding and upgrading the uranium resource at the C Zone.  A third drill rig is being used to test other target areas on the property and is currently operating at Area 1.  Additional assay results will be released over the coming weeks.

The orientation of mineralization in this part of the C Zone is still undetermined and an estimate of true width can not be established at this time.  Full assay highlights, tables, drill section and maps have been posted on the Company website: http://www.crosshairexploration.com/s/CZone.asp

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district.  The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101.  Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses.  Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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